TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST
QUARTER 2015 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 7, 2015 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three months ended March 31, 2015. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the periods ended March 31, 2015 and 2014, are available on TransGlobe's website at www.trans-globe.com.

ø	First quarter production averaged 14,886 Bopd (12,876 Bopd sales);
ø	Completed the first direct sale of Egyptian crude oil entitlement production to a third party buyer in February. The second shipment was lifted on April 4, 2015;
ø
Negative first quarter funds flow of $3.3 million (West Bakr entitlement oil was held as inventory and sold in April. Had it been sold in the quarter at the average realized price for Q1-2015, positive funds flow of approximately $2.8 million would have been achieved);

ø	First quarter net loss $11.2 million;
ø	Spent $14.1 million on exploration and development during the quarter;
ø	Ratification of the NW Sitra concession completed on January 8, 2015;
ø	Ended the quarter with $126.1 million in cash and cash equivalents; positive working capital of $207.7 million or $142.2 million net of debt (including convertible debentures);
ø	Collected $27.1 million in accounts receivable from the Egyptian Government during the quarter, which includes $5.8 million attributable to the over-lift on the January cargo;
ø	Held 179,730 bbls of West Bakr entitlement crude production in inventory at quarter-end (valued at cost);
ø	Paid quarterly dividend of $0.05 per share ($3.8 million) on March 31, 2015;
ø	Approved second quarter dividend of $0.05 per share, which will be paid on June 30, 2015; and
ø	Initiated a normal course issuer bid to repurchase common shares.

A conference call to discuss TransGlobe’s 2015 first quarter results presented in this news release will be held Thursday, May 7, 2015 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2218 or toll free at 866-225-0198 (see also TransGlobe’s news release dated April 30, 2015). The webcast may be accessed at http://www.gowebcasting.com/6481.

TransGlobe Energy Corporation’s

Annual General and Special Meeting of the Shareholders

Thursday, May 7, 2015 at 3:00 p.m. Mountain Time
Foothills Room located in the
Centennial Place West Conference Centre
3rd Floor, 250 5th Street S.W.
Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2015	2014	% Change
Oil revenue	54,251	153,140	(65)
Oil revenue, net of royalties	29,573	78,366	(62)
Derivative gain (loss) on commodity contracts	(688)	—	—
Production and operating expense	15,465	19,578	(21)
Selling costs	3,091	—	—
General and administrative expense	7,918	7,008	13
Depletion, depreciation and amortization expense	11,524	13,165	(12)
Income taxes	3,189	19,281	(83)
Funds flow from operations	(3,288)	32,487	(110)
Basic per share	(0.04)	0.44
Diluted per share	(0.04)	0.43
Net earnings	(11,197)	16,692	(167)
Net earnings - diluted	(13,577)	16,692	(181)
Basic per share	(0.15)	0.22
Diluted per share	(0.17)	0.22
Capital expenditures	14,101	14,365	(2)
Dividends paid	3,763	—	—
Dividends paid per share	0.05	—	—
Working capital	207,730	258,858	(20)
Convertible debentures	65,511	87,765	(25)
Common shares outstanding
Basic (weighted average)	75,263	74,637	1
Diluted (weighted average) *	82,142	75,520	9
Total assets	614,345	692,341	(11)

Operating
Average production volumes (Bopd)	14,886	18,067	(18)
Average sales volumes (Bopd)	12,876	17,932	(28)
Inventory (Bbls)	179,730	41,046	338
Average price ($ per Bbl)	46.82	94.89	(51)
Operating expense ($ per Bbl)	13.35	12.13	10
Notes:
* The Company's outstanding convertible debentures are dilutive to net earnings (loss) in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings or loss for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures are dilutive to funds flow from operations in any period in which funds flow from operations per share is reduced by the effect of adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The Company's outstanding convertible debentures were dilutive to net earnings (loss) in Q1-2015, contributing 6.9 million common shares to dilutive common shares outstanding. The convertible debentures were anti-dilutive to funds flow from operations in Q1-2015 as funds flow from operations was negative in the period. The convertible debentures were anti-dilutive to both net earnings and funds flow from operations in Q1-2014.

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") completed its first ever direct sale of Egyptian crude production to a third party buyer in the first quarter of 2015, which marks a significant milestone in the Company's history. The cargo was delivered to the buyer in late February, and payment was received in full in late March. The Company lifted a second cargo in early April and expects to collect the proceeds from that sale in early May. The Company is in discussions with EGPC to schedule additional liftings in the second half of 2015. This change in how TransGlobe's crude is sold significantly reduces the Company's credit risk exposure going forward. The Company's entry into self-marketing allowed the Company to increase the pricing it would have received on the January lifting by approximately $3.58/Bbl inclusive of the additional selling costs that were incurred. These selling costs of $2.70/Bbl are expected to decrease in the future as the Company enhances its marketing capabilities.

TransGlobe's total production averaged 14,886 barrels of oil per day (“Bopd”) during the quarter, which is down slightly from Q4-2014 production of 15,172 Bopd.

In the Eastern Desert the Company drilled five wells during the first quarter, and has since released all drilling rigs. No further drilling is currently planned in 2015 if oil prices remain depressed. The Company completed the acquisition of seismic data on the Eastern Desert exploration blocks in Q4-2014. Processing and interpretation of the seismic data is currently ongoing, and the goal is to have a drill-ready prospect inventory prepared prior to year end.

In the Western Desert the Company has begun the 3-D seismic acquisition program of approximately 400 square kilometers in the South Ghazalat block.

Dated Brent oil prices averaged $53.92 in the first quarter of 2015. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $46.71 during the quarter. The Company had funds flow of negative $3.3 million. However, the Company did not sell the 179,730 barrels of West Bakr entitlement oil in Q1-2015. Had the West Bakr entitlement oil been sold in the quarter, the increase in funds flow would have been approximately $6.1 million using Q1-2015 realized pricing. This would have resulted in an estimated funds flow of $2.8 million for the quarter. TransGlobe ended the quarter with positive working capital of $207.7 million or $142.2 million net of debt (including the convertible debentures). The Company collected $27.1 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $91.4 million as at March 31, 2015.

The Company experienced a net loss in the quarter of $11.2 million, which included a $2.4 million non-cash unrealized loss on convertible debentures. The $2.4 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.

The Company paid a dividend of $0.05 per share on March 31, 2015, and has approved a $0.05 per share dividend for the second quarter, which will be paid on June 30, 2015. In addition, the Company initiated a normal course issuer bid for its common shares on March 26, 2015, and subsequent to the quarter has acquired 607,489 shares.
TransGlobe remains in a strong financial position and is well positioned to weather the downturn in world oil prices. The current oil price correction is part of the normal commodity cycle seen many times over the Company's history. TransGlobe's management will continue to steward capital programs and debt levels to maintain a strong balance sheet through 2015 and beyond. In addition, management will continue to seek out opportunities to grow the Company and diversify our risk so that we will be well positioned to prosper in the long term.
As a result of the recent strengthening in Brent oil prices the Company has begun to examine its development portfolio to prioritize projects that could be initiated in the second half of 2015.  It is anticipated that the Company could increase the 2015 capital development budget for projects such as the NW Gharib development and the West Bakr south K-field drilling project, if Brent pricing demonstrates strength in the $65/Bbl to $75/Bbl range.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
One well was drilled during the first quarter at Hana targeting the Markha and Matulla formations. The well was plugged back to surface casing and suspended due to wellbore stability issues. Following the Hana well the drilling rig was released. No additional wells are currently budgeted for West Gharib during 2015.
Production
Production from West Gharib averaged 9,258 Bopd to TransGlobe during the first quarter, a 10% (818 Bopd) increase from the previous quarter, primarily due to the improved performance of the new PCP pumps which were installed over year end and production associated with a recompletion at Hana West. To date, the new PCP pumps are performing as designed and have not exhibited the premature pump failures exhibited by the previous supplier.
Production averaged 9,010 Bopd during April.
Sales
TransGlobe marketed and sold 544,638 barrels of Ras Gharib blend during the first quarter, which included TransGlobe’s entitlement production (after royalties and taxes) of 4,647 Bopd (418,245 barrels) during the quarter and 126,393 barrels of additional oil (the over-lifted amount) which was sold and applied to the EGPC receivable for West Gharib.

Quarterly West Gharib Production (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross production rate	9,258	8,440	9,092	9,987
TransGlobe working interest	9,258	8,440	9,092	9,987
TransGlobe inventory	—	—	—	—
Total sales	9,258	8,440	9,092	9,987
Government share (royalties and tax)	4,611	4,175	4,774	5,582
TransGlobe sales (after royalties and tax) *	4,647	4,265	4,318	4,405
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled a water disposal/exploration well north of H-field during the quarter which did not encounter hydrocarbons. The disposal well was cased and the drilling rig was released. No additional wells are currently budgeted for West Bakr during 2015.
The Company has recently had positive discussions with the military to relocate training facilities in the vicinity of the south K-field.  The Company has identified an initial 6-well, low risk development drilling program in south K-field which could be started in 2015 assuming the relocation of the military facilities and an increase in the 2015 development budget. For modeling purposes, the Company is estimating each well should cost $1.5 million, initially produce 400 Bopd and recover approximately 300 thousand barrels of oil on a per well basis.  The south K-field development area reserves are included in the 2014 year-end corporate reserves as undeveloped reserves.
Production
Production from West Bakr averaged 4,931 Bopd to TransGlobe during the first quarter, a 17% (1,032 Bopd) decrease from the previous quarter. The production decrease is attributed to a significant reduction in well servicing activities during January and early February. Production averaged 4,942 Bopd in January and 4,480 Bopd in February. The reduction in servicing activities is primarily associated with the replacement of a service rig which was released in early January due to continued performance and safety issues. The Company contracted a new 350 HP replacement service rig in January which was placed into service in mid-February following extensive commissioning and acceptance testing associated with the new service rig.
Production in April increased to an average of 5,516 Bopd due to the restarting of shut-in wells as the new service rig commenced working.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Bakr during the quarter which resulted in an inventory (under-lift) of 179,730 barrels averaging 1,997 Bopd for the quarter. Subsequent to the quarter, the Company marketed and sold 546,665 barrels of Ras Gharib blend during April. The April cargo included TransGlobe’s West Bakr inventory (under-lift) from the first quarter and TransGlobe’s West Bakr entitlement production (after royalties and tax) for the second quarter, with the balance of the cargo sales applied to the West Gharib second quarter entitlement production (after royalties and tax). Any unsold (under-lift) entitlement production at the end of the quarter will be carried as inventory and sold in the next scheduled lifting. Any over-lifted production will be sold and applied to the EGPC receivable. It is expected that TransGlobe’s sales and inventory will vary quarter to quarter depending on the timing of liftings.

Quarterly West Bakr Production (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross production rate	4,931	5,963	5,148	5,182
TransGlobe working interest	4,931	5,963	5,148	5,182
TransGlobe inventory	1,997	—	—	—
Total sales	2,934	5,963	5,148	5,182
Government share (royalties and tax)	2,934	3,691	3,568	3,711
TransGlobe sales (after royalties and tax) *	—	2,272	1,580	1,471
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib Block, Arab Republic of Egypt (100% working interest)

Operations and Exploration
During the first quarter the Company drilled three wells at North West Gharib ("NWG") resulting in one oil well (NWG 1A) and two dry holes (NWG 9 and NWG 2-ST). The NWG 1A well was drilled as an appraisal well to the NWG 1 Nukhul discovery well which encountered a Lower Nukhul conglomerate which will require stimulation prior to testing. The Lower Nukhul conglomerate encountered in NWG 1A was cored. The NWG 1A core data will be incorporated into stimulation design and the pool depletion strategy, prior to filing a development plan for the pool.
The NWG 2-Side track well tested a Lower Nukhul prospect which could not be reached in the original NWG 2 well due to adverse hole conditions. The NWG 2-ST well encountered a thick (approximately 130 feet) good quality Lower Nukhul reservoir which was wet. The well was plugged back to the base of the surface casing as a potential future side track and the drilling rig was released.
No additional wells are currently budgeted for NWG during 2015.
The Company completed the acquisition of approximately 480 square kilometers of 3-D seismic in NWG in the fourth quarter of 2014. Approximately 340 square kilometers of 3-D was acquired in the north west portion of the concession (west and north of the West Gharib Arta/East Arta leases) and an additional 140 square kilometers of 3-D was acquired over the southern portion of the concession (south of the West Bakr K lease and the West Gharib Hana lease) as part of the South West Gharib 3-D acquisition. It is expected that processing will be completed and available for mapping and interpretation in late May. The Company is targeting to have a drill-ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year end.
In addition, work continues on the preparation of development plans for the discoveries at NWG 1, 3 and 5.
South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 235 square kilometers of 3-D seismic in South West Gharib (“SWG”) in the fourth quarter of 2014 which covered the entire concession area. It is expected that processing will be completed and available for mapping and interpretation starting in June. The Company is targeting to have a drill ready prospect inventory prepared prior to year end.
South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 330 square kilometers of 3-D seismic and 325 kilometers of 2-D seismic in South East Gharib (“SEG”) in the fourth quarter of 2014. It is expected that processing will be completed and available for mapping and interpretation starting in June. The Company is targeting to have a drill ready prospect inventory prepared prior to year end.
In addition, the Company initiated a field mapping program in Q4-2014 to better understand the structural and stratigraphic complexities in this block.  SEG has little well control, but contains several outcrop and surface fault expressions, that includes the Morgan Accommodation Zone, a complex structural feature where dominant fault polarities change across the zone.  The field work was concluded successfully in 2014.  Once the processing of the new seismic data is complete, the field mapping results will be integrated into the seismic interpretation to better constrain that interpretation during prospect identification.
WESTERN DESERT
East Ghazalat Block, Arab Republic of Egypt (50% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
No additional wells are currently budgeted for 2015.

Production
Production from the Safwa field averaged 1,028 Bopd (514 Bopd to TransGlobe) during the first quarter, a 44 Bopd (8%) decrease to TransGlobe from the previous quarter. Production decreases are attributed to natural declines and shut-in wells awaiting pump changes.
The Safwa field production averaged 698 Bopd (397 Bopd to TransGlobe) in April.
Sales
TransGlobe continues to sell its entitlement share of production (after royalties and tax) to EGPC.

Quarterly East Ghazalat Production (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross production rate	1,028	1,115	1,316	1,573
TransGlobe working interest	514	558	658	786
Total sales	514	558	658	786
Government share (royalties and tax)	308	335	395	471
TransGlobe sales (after royalties and tax) *	206	223	263	315
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company did not plan for any wells in 2015 due to the prolonged delays in receiving military approvals for new wells in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval to suspend the final exploration period effective July 8, 2012. The suspended area is approximately 800 square kilometers which has been deemed non-accessible by the military due to ongoing training and other activities in the area. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands in the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company and the Ministry of Petroleum are working together to engage the military and find solutions to obtain access to the remaining concession area.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter the Company began mobilizing crews and equipment to acquire approximately 400 square kilometers of 3-D seismic in the south west corner of the South Ghazalat concession. It is anticipated that acquisition will be completed during the third quarter of 2015.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. The NW Sitra concession was signed and ratified into law on January 8, 2015.
The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has paid the signature bonus of $2 million and committed to an initial work commitment of $10 million (300 square kilometers of 3-D seismic and two exploration wells) in the first exploration phase.
The concession has a 7-year exploration term which is comprised of two 3.5 year (42 month) exploration phases. The first 3.5 year exploration phase commenced January 8, 2015. The new concession provides for the approval of 20-year development leases for commercial discoveries.
REPUBLIC OF YEMEN (Non-operated)

Yemen is now a small portion of the Company’s portfolio due to our success in Egypt. Yemen is our legacy international asset which provided the revenue platform that allowed TransGlobe to expand its operations into Egypt. Notwithstanding the Company’s Yemeni assets are in prolific geologic basins with good contractual terms and infrastructure connected, due to the continued and increasing risk profile the Company wrote down the Yemen asset values to zero at year-end 2014.
Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
The Company provided notice in January 2015 to relinquish its interests in Block 32 (13.81% working interest) effective March 31, 2015. Block 32 was a very mature asset which had become uneconomic due to declining production and high fixed costs. Based on an internal review, Block 32 would remain uneconomic even if oil prices rebounded to the $108 per barrel level received over the past several years. Effective March 31, 2015 TransGlobe has relinquished its interest in Block 32.

Production
Sales production from Block 32 averaged 1,227 Bopd (169 Bopd to TransGlobe) during the first quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter.
The actual field production during the first quarter averaged 1,325 Bopd (182 Bopd to TransGlobe) which was 13% lower due to shut-in production associated with security and logistic issues. On March 28th all Block 32 production was shut-in due to security issues.

Quarterly Block 32 Production and Sales (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	1,325	1,520	1,532	1,133
Gross sales production rate	1,227	1,282	1,695	841
TransGlobe working interest	169	177	234	116
TransGlobe net (after royalties)	243	90	147	91
TransGlobe net (after royalties and tax) *	231	78	130	83
* Under the terms of the Block 32 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
The Company provided notice in January 2015 to relinquish its interests in Block 72 (20% working interest) effective February 28, 2015. The Company had been waiting over three years to drill the Gabdain #3 exploration well due to security issues which are unlikely to improve in the near to medium term. Effective February 28, 2015 TransGlobe has relinquished its interest in Block 72.
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
Production
Field production was zero during the quarter. Production has been shut-in since February 24, 2014 due to an attack on the sales pipeline.

Quarterly Block S-1 Production and Sales (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	—	—	—	—
Gross sales production rate	—	—	—	1,652
TransGlobe working interest	—	—	—	413
TransGlobe net (after royalties)	—	—	—	288
TransGlobe net (after royalties and tax) *	—	—	—	257
* Under the terms of the Block S-1 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.
Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter. Future drilling has been suspended pending resolution of logistics and security concerns.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2015	2014				2013
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	14,886	15,172	15,109	16,112	18,067	18,519	18,197	18,417

Inventory volumes (Bbl)	179,730	—	13,025	4,500	49,103	37,326	9,510	—
Average sales volumes (Bopd)	12,876	15,139	15,132	16,485	17,932	18,213	18,109	18,539
Average price ($/Bbl)	46.82	66.41	88.59	96.14	94.89	96.10	97.18	90.48
Oil sales	54,251	92,488	123,317	144,208	153,140	161,035	161,900	152,646
Oil sales, net of royalties	29,573	52,340	67,848	76,040	78,366	81,196	78,531	76,223
Cash flow from operating activities	18,048	113,422	(3,123)	33,467	3,211	109,226	22,035	16,347
Funds flow from operations*	(3,288)	15,932	28,885	43,185	32,487	36,743	33,483	32,887
Funds flow from operations per share
- Basic	(0.04)	0.21	0.38	0.58	0.44	0.49	0.45	0.45
- Diluted	(0.04)	0.19	0.35	0.57	0.43	0.49	0.44	0.40
Net earnings	(11,197)	(50,571)	19,162	26,199	16,692	6,893	16,344	10,397
Net earnings - diluted	(13,577)	(63,384)	14,934	26,199	16,692	6,893	16,344	(183)
Net earnings per share
- Basic	(0.15)	(0.67)	0.26	0.35	0.22	0.09	0.22	0.14
- Diluted	(0.17)	(0.77)	0.18	0.35	0.22	0.09	0.22	—
Dividends paid	3,763	3,762	3,761	11,229	—	—	—	—
Dividends paid per share	0.05	0.05	0.05	0.15	—	—	—	—
Total assets	614,345	654,058	720,306	705,859	692,341	675,800	723,708	670,996
Cash and cash equivalents	126,101	140,390	77,939	110,057	107,607	122,092	128,162	101,435
Convertible debentures	65,511	69,093	83,229	88,814	87,765	87,539	85,300	81,830
Total long-term debt, including current portion	—	—	—	—	—	—	39,040	15,224
Debt-to-funds flow ratio**	0.8	0.6	0.6	0.6	0.6	0.6	0.8	0.6

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2015, TransGlobe has:

•	Maintained a strong financial position, reporting a trailing 12 months debt-to-funds flow ratio of 0.8 at March 31, 2015;

•	Paid a quarterly dividend of $3.8 million ($0.05/share);

•	Reported a net loss of $11.2 million, which includes a $2.4 million unrealized non-cash loss on convertible debentures;

•	Experienced a decrease in oil sales compared to Q1-2014, which was principally due to decreased sales volumes combined with lower oil prices;

•
Recorded negative funds flow from operations of $3.3 million. The Company now directly sells the majority of its entitlement oil production in Egypt, and the timing of cargo liftings has a direct impact on funds flow in any given period. The Company did not sell its West Bakr entitlement oil in Q1-2015; had the West Bakr entitlement oil been sold in the quarter at Q1-2015 realized pricing, funds flow for the quarter would have been positive $2.8 million;

•
Experienced a decrease in cash flow from operating activities as compared to Q4-2014, which was almost entirely due to higher collections on accounts receivable balances in Q4-2014. TransGlobe collected a substantial amount on overdue receivables in Q4-2014 ($140.1 million), whereas collections from EGPC in Q1-2015 were $27.1 million; and

•	Spent $14.1 million on capital programs, which was funded entirely with cash on hand.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Production Volumes

	Three months ended March 31
	2015	2014
Egypt	14,703	17,291
Yemen	183	776
Total Company	14,886	18,067
Sales Volumes (excludes volumes held as inventory)

	Three months ended March 31
	2015	2014
Egypt	12,707	17,291
Yemen	169	641
Total Company	12,876	17,932
Netback

Actual netback*
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,468	4.78	38,179	24.54
Yemen	(1,326)	(87.17)	715	12.39
Consolidated	4,142	3.57	38,894	24.10
* The Company achieved the netbacks above on sold barrels of oil in the three months ended March 31, 2015 and March 31, 2014 (these figures do not include TransGlobe entitlement barrels at West Bakr for Q1-2015, which were held as inventory at quarter end and sold in April 2015).

Notional netback*
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,542	8.72	38,179	24.54
Yemen	(1,326)	(87.17)	715	12.39
Consolidated	10,216	7.63	38,894	24.10
* It is estimated that the Company would have achieved the netbacks noted above if the Company’s West Bakr entitlement oil had been sold during Q1-2015 at the average realized selling price.

Egypt - actual netback
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	53,416	46.71	146,944	94.43
Royalties	25,040	21.90	73,023	46.92
Current taxes	6,817	5.96	19,435	12.49
Production and operating expenses	13,000	11.37	16,307	10.48
Selling costs	3,091	2.70	—	—
Netback	5,468	4.78	38,179	24.54
The netback per Bbl in Egypt decreased 83% in Q1-2015 compared with Q1-2014. The decreased netback was principally the result of a 51% reduction in realized oil prices and reduced sales volumes. Production and operating expenses decreased by $3.3 million from Q1-2014 to Q1-2015, however, the per Bbl cost was driven upward as a result of a 27% decrease in sales volumes. Also contributing to the reduction in netback per Bbl were the selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. The Company completed its first direct crude sale to a third party buyer during the first quarter of 2015, which consisted entirely of West Gharib crude. The Company did not sell its entitlement share of West Bakr production in the first quarter; if TransGlobe's West Bakr entitlement crude had been sold at realized Q1-2015 pricing, the total netback for Egypt would have been approximately $11.5 million, or $8.72 per Bbl.
Royalties and taxes as a percentage of revenue decreased from 63% in Q1-2014 to 60% in Q1-2015 as a result of lower oil prices. If Q1-2015 inventory had been sold in the quarter at realized prices, the Q1-2015 royalties and taxes as a percentage of revenue would have been 53%. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government.

In Egypt, the average selling price in Q1-2015 was $46.71/Bbl, which was $7.21/Bbl lower than the average Dated Brent oil price of $53.92/Bbl for the period (Q1-2014 - $108.18/Bbl). This difference represents a gravity/quality adjustment and the timing of the direct sale.

Egypt - notional netback*
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,812	46.71	146,944	94.43
Royalties	25,040	18.93	73,023	46.92
Current taxes	6,817	5.15	19,435	12.49
Production and operating expenses	14,837	11.21	16,307	10.48
Selling costs	3,576	2.70	—	—
Netback	11,542	8.72	38,179	24.54
* It is estimated that the Company would have achieved the netbacks noted above if the Company’s West Bakr entitlement oil had been sold during Q1-2015 at the average realized selling price.
Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively. The Company has retained its 25% interest in Blocks S-1 and 75.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the quarter, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $87.17 in Yemen for the three months ended March 31, 2015.

MANAGEMENT STRATEGY AND OUTLOOK
The Q2-2015 outlook provides information as to management’s expectation for results of operations for Q2-2015. Readers are cautioned that the Q2-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
Q2-2015 Outlook
It is expected that Q2-2015 production will average approximately 13,800 Bopd (increased from previous guidance of 13,300 Bopd).  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On January 24th TransGlobe lifted its first directly marketed crude oil shipment.  That cargo was exclusively West Gharib entitlement production.  The total amount lifted was 544,638 barrels and TransGlobe’s entitlement production from West Gharib in Q1-2015 was 418,245 barrels.  The over-lift portion of the marketed cargo or 126,393 barrels was applied against outstanding receivables at the end of Q1-2015.  West Bakr was in an under-lift (unsold) position of 179,730 entitlement barrels at the end of the quarter. The shipment that was lifted on April 4, 2015 is attributable to the Company’s West Bakr entitlement production for Q1-2015 and Q2-2015, with the balance being attributed to West Gharib entitlement production. We currently expect inventory barrels (under-lift) at the end of Q2-2015 to be in the range of 215,000 to 235,000 barrels.

2015 Capital Budget
($ millions)
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt, completing the planned 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert and preparing the three new North West Gharib oil discoveries for development. The Company drilled five wells in Q1-2015, and has no plans for any further drilling activities for the remainder of the year. However, drilling activities can be adjusted should oil prices improve during 2015. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.
As a result of the recent strengthening in Brent oil prices the Company has begun to examine its development portfolio to prioritize projects that could be initiated in the second half of 2015.  It is anticipated that the Company could increase the 2015 capital development budget for projects such as the NW Gharib development and the West Bakr south K-field drilling project, if Brent pricing demonstrates strength in the $65/Bbl to $75/Bbl range.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com